August 28, 2009

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-3561
Attn:	H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation Registration Statement on Form S-4 Filed August 6, 2009 File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated August 24, 2009 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
General
1.	Comment. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

Response. The Company acknowledges the Staff’s comment and has made all related changes to all affected disclosures in the Amendment.

2.	Comment. Please provide updated financial statements with your next amendment Please refer to Rule 3-12 of Regulation S-X for guidance.

Response. Pursuant to Rule 3-12 of Regulation S-X, updated financial statements have been provided in the Amendment.

3.	Comment. Please provide updated consents with your next amendment.

Response. Updated consents have been provided with the Amendment.

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Securities and Exchange Commission
Confidential Treatment
4.	Comment. On August 19, 2009, we received the request for confidential treatment you filed with the Office of the Secretary on August 6, 2009. Comments relating to that application, if any, will be issued under separate cover. All outstanding issues, including any related to the confidential treatment request, must be resolved prior to your requesting accelerated effectiveness of the Form S-4 registration statement.

Response. The Company acknowledges the Staff’s comment.
Proposed Timing and Related Issues
5.	Comment. You filed the Form S-4 registration statement on August 6, 2009. We note that Hicks Acquisition Company I, Inc. will be required to dissolve and liquidate if no business combination occurs by September 28, 2009. See page 3. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe the Form S-4 would need to be declared effective. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings.

Response. Hicks Acquisition Company I, Inc. (“HACI”) contemplates holding the special meeting of its warrantholders and the special meeting in lieu of the 2009 Annual Meeting of its stockholders on September 22, 2009. The contemplated timing of these meetings would allow HACI to adjourn either or both of these meetings, in the event that additional time is necessary to solicit proxies for either meeting, to the latest practicable date, which should be September 25, 2009. If the requisite regulatory approvals and approvals of HACI’s warrantholders and stockholders are obtained and all other closing conditions set forth in the Acquisition Agreement are satisfied by that date, the proposed timetable would allow HACI to close the Acquisition by September 28, 2009.

In light of the timing of these meetings, HACI would like to be in the position to mail its definitive proxy statement/prospectus to its warrantholders and stockholders by September 11, 2009. In order to print and prepare for the mailing, the Registration Statement, as amended, would likely need to be declared effective by the Securities and Exchange Commission (the “Commission”) by September 9, 2009.

In order to comply with Section 251(c) of the Delaware General Corporation Law, which requires that due notice, place and purpose of the meeting be mailed to each stockholder at least 20 days prior to the date of a stockholders meeting to consider a merger, HACI intends to mail a notice of the special meeting to its stockholders, accompanied by a brief description of the Acquisition

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Securities and Exchange Commission
Agreement, a summary of applicable dissenter’s rights and a copy of the merger agreement by September 2, 2009. Such mailing would also satisfy Section 703 of the NYSE Amex rule requiring that a listed company give its stockholders written notice at least ten days in advance of the meeting.

If the requisite regulatory approvals and approvals of HACI’s warrantholders and stockholders are obtained and all other closing conditions set forth in the Acquisition Agreement are satisfied by September 25, 2009, HACI would file the necessary certificate of amendment to HACI’s charter and the certificate of merger with the Secretary of State of Delaware, by that date. HACI contemplates that it would have the relevant certificate of amendment and certificate of merger pre-cleared with the Secretary of State of Delaware for filing.

6.	Comment. In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

Response. In response to the Staff’s comment, the Company has sent the Staff precisely marked copies of the Amendment. In addition, our responses herein include references to precise pages in the marked version of the Amendment where changes appear in response to each of the Staff’s comments. New exhibits were filed with the Amendment in response to the Staff’s Comment 7. In response to the Staff’s letter, dated August 26, 2009, related to the Company’s confidential treatment request, the Company has amended exhibits 10.11 and 10.12.

7.	Comment. You have not yet filed all the required exhibits. With your next amendment, file all remaining exhibits so that you will have an opportunity to respond to any comments that we might issue after having had the chance to see them. All outstanding issues must be resolved prior to your requesting accelerated effectiveness of the Form S-4 registration statement. In that regard, we suggest that you obtain and file signed versions of the tax and legality opinions, rather than forms of opinion, since we will need to see signed, filed versions prior to closing out our review.

Response. All remaining required exhibits have been filed with the Amendment, with the exception of Exhibits 4.1, 4.4 and 10.19, which have yet to be completed but will be filed pursuant to an amendment to the Registration Statement once such Exhibits are complete.

8.	Comment. As discussed in greater detail later in this letter, you will need to provide us with copies of all board books as soon as practicable. Also, if material financial projections were provided to the fairness advisor or to HACI, those might need to be disclosed in the registration

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Securities and Exchange Commission
statement. We will need the opportunity to review all such materials and may have additional comments.
Response. As noted in correspondence of August 28, 2009 to Mr. H. Roger Schwall from Akin Gump Strauss Hauer & Feld LLP, copies of the requested board books have been provided. Material financial projections and underlying assumptions have been included at pages 92-93 of the Amendment and have been filed by HACI as Rule 425 written communications.

9.	Comment. If you believe that another business combination — other than the business combination with Resolute that is the subject of the Form S-4 — remains a possibility given the September 28, 2009, deadline, provide new disclosure to explain in necessary detail how this could be. In the alternative, eliminate all references to these other possible transactions, including those that appear at pages 3 and 51.

Response. HACI does not believe another initial business combination remains a possibility given the September 28, 2009 deadline. Accordingly and in response to the Staff’s comment, we have deleted all references to these other possible transactions, including those that, if not deleted, would have appeared at pages 3, 6, 7, 11, 16, 50, 51, 52, 54, 76, 94, 128, and 134 of the Amendment. Please also see the response to the Staff’s Comment 16.

10.	Comment. Provide updated disclosure, including second quarter results for Resolute and any developments regarding the assumed “unwinding” of the “legacy hedge position” to which you refer at page 30 of Exhibit 99.1 to the Form 8-K filed August 19, 2009. Discuss whether there has been a new contract to replace the contract with Western which expires on August 31, 2009, as discussed on page 34. And update the legal proceedings discussion at page 194 regarding the litigation with a Western affiliate.

Response. In accordance with the Staff’s comment, the Company has provided the requested disclosures, discussions and updates at pages 179-180, 37 and 207 in the Amendment. To date, the Company has not made any commitments in respect of the assumed unwinding of its legacy hedge positions, and therefore, such proposed unwinding activities had no affect on Resolute’s Q2 financial results.
Registration Statement Cover Page
11.	Comment. Disclose the name of the agent for service in the space indicated on the cover page.

Response. The name of agent for service has been provided on the cover page of the Amendment in accordance with the Staff’s comment.
Proxy Statement / Prospectus Cover Page
12.	Comment. Focus the cover page on the most salient information, as the following comments suggest.

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Securities and Exchange Commission
Response. In response to the Staff’s comment, the cover page has been revised as indicated in the responses to Comments 13-17 below.

13.	Comment. In the first paragraph of the final prospectus cover page used to sell the shares in your initial public offering, you state that “we will not complete a business combination with any entity engaged in the energy industry,” a claim you repeat ten times in that document, including in the MD&A and Proposed Business sections, as well as in the notes to the financial statements. But you do not mention until page 4 of the Form S-4 that you are prohibited by your charter from completing such a business combination. Disclose prominently on the cover page that the registration statement you used to offer and sell your shares made clear throughout that your charter prohibits the type of business combination that you now propose. In this regard, see our comments below regarding the Charter Amendment Proposal.

Response. In response to the Staff’s comment, the first paragraph of the cover page has been revised to disclose that provisions in HACI’s amended and restated certificate of incorporation prohibit HACI from consummating a business combination with an entity engaged in the energy industry as previously disclosed throughout the registration statement used to offer and sell HACI units in connection with HACI’s initial public offering.

14.	Comment. Make clear on the cover page what options security holders might have, as well as the timing within which these decisions must be made. For example, you refer at page 7 to potential securities laws claims for rescission or damages. But you do not provide enough detail about these possibilities, nor do you explain in necessary detail the potential impact on these other options from seeking conversion. Highlight on the cover page the various options, and expand your related disclosure elsewhere in the document to provide necessary detail about each of these matters.

Response. In response to the Staff’s comment, the sixth paragraph of the cover page has been revised to add disclosure regarding the various options security holders might have, the timing within which such decisions must be made and the effect of abstaining, voting against and voting in favor of the Acquisition Proposal. In addition, the relevant disclosures on pages 7-8, 20-21, 58 and 104 have been expanded to provide necessary detail on these matters.

15.	Comment. In that regard, provide a comprehensive explanation of the legal impact in each case of abstaining, voting against a proposal, or voting in favor of a proposal.

Response. Please see the response to Comment 14 above. In addition, in response to the Staff’s comment, a new third paragraph of the cover page has been added to discuss the effect of failure to obtain approval of the Charter Amendment Proposal, the Acquisition Proposal and the Warrant Amendment Proposal.

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Securities and Exchange Commission
16.	Comment. Disclose explicitly that the proposed business combination is the only business combination that will be presented to security holders prior to the imminent termination of HACI’s corporate existence on September 28, 2009.

Response. In response to the Staff’s comment, the requested disclosure has been added to the new third paragraph of the cover page discussed in the response to Comment 15 above and other relevant disclosures have been revised to delete reference to another business combination. Please also see response to the Staff’s Comment 9.

17.	Comment. Disclose the title and amount of securities being offered, as Item 501(b)(2) of Regulation S-K requires.

Response. In response to the Staff’s comment, the heading of the cover page has been revised to disclose the title and amount of securities being offered.
Questions and Answers About the Proposals, page 1
18.	Comment. Revise or explain further your statement at page 4 that Resolute only “may be deemed” to be engaged in the energy business as its principal business.

Response. In response to the Staff’s comment, the statement on page 4 has been revised to clarify that Resolute “is engaged in the energy business as its principal business.”
Summary, page 11
19.	Comment. Provide tabular disclosure to clarify the ownership structure assuming maximum conversion and assuming minimum conversion.

Response. In response to the Staff’s comment, the requested tabular disclosure has been added on page 25 of the Amendment.

20.	Comment. Disclose the number of shares and percentage of Resolute that will be owned by the Sellers, the Sponsor, and the public HACI stockholders after the combination.

Response. In response to Staff’s Comment 19, the disclosure requested has been included in the tabular disclosure added on page 25 of the Amendment.
Conditions to Completion of the Acquisition, page 14
21.	Comment. Revise to identify which conditions are waivable.

Response. Any or all of the conditions are waivable by the parties. In response to the Staff’s comment, we have revised the disclosure on page 14 of the Amendment to delete the qualifying

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Securities and Exchange Commission
language “where legally permissible” that follows the language stating that “A number of conditions must be satisfied or waived.” We have also clarified on page 114 of the Amendment that any of the listed conditions can be waived in writing by the relevant parties.

22.	Comment. Prior to considering a request for accelerated effectiveness, you will need to file as exhibits (1) an opinion regarding the material income tax consequences of the business combination to security holders and (2) the legal opinions to which you refer in the last two bullet points. With regard to the tax opinion, we note the statement at page 19 and elsewhere that holders of HACI common stock will recognize no gain or loss on the exchange. We may have comments upon our review of these documents.

Response. An executed opinion of counsel regarding the material income tax consequences of the business combination to security holders has been filed as Exhibit 8.1 to the Amendment. In addition, an executed opinion of counsel regarding the legality of the securities being registered has been filed as Exhibit 5.1 to the Amendment. An executed opinion of counsel regarding the validity of HACI’s charter amendment has been filed as Exhibit 5.2 to the Amendment. We have not filed the legal opinions referred to in the last two bullet points on pages 14 and 15 of the Registration Statement, as those opinions are closing deliveries to the respective parties’ obligations under the Acquisition Agreement and such opinions are not required to be filed by Regulation S-K.

It is anticipated that the opinion to be delivered as a condition to the Company’s obligation to consummate the Acquisition related to no conflicts under the Graham Packaging equity purchase agreement will have been executed and delivered to the Company prior to the Registration Statement going effective. It is also anticipated that the opinion to be delivered as a condition to HACI’s obligation to consummate the Acquisition related to no conflicts with applicable laws of the Navajo Nation and certain contracts between the Company and the Navajo Nation or its affiliates will be executed and delivered to HACI prior to the Form S-4 going effective. However, in the event such opinion is not executed and delivered prior to effectiveness, the disclosure added to page 122 of the Amendment would be further revised as follows:
“While HACI’s Board of Directors is currently unable to determine whether the waiver of any particular condition would be sufficiently material to warrant resolicitation of stockholders, the waiver either of the conditions (i) that none of Seller’s new or amended crude oil marketing arrangements is reasonably expected to have a material adverse effect on the Company would likely be a waiver that is sufficiently material to warrant resolicitation of stockholders, and (ii) that an opinion to be delivered as a condition to HACI’s obligation to consummate the Acquisition related to no conflicts with applicable laws of the Navajo Nation and certain contracts between the Company and the Navajo Nation or its affiliates, depending on the particular factual circumstances that precipitated the waiver, could be a waiver that is sufficiently material to warrant resolicitation of stockholders.”
23.	Comment. You list as a condition that Seller have an “average fixed price on its crude oil swaps in year 2010 on 3,650 barrels of crude oil per day of at least $67.00 per barrel.” But at page 44, you disclose that its average hedge price on that volume is $57.83 for 2010. Disclose

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Securities and Exchange Commission
whether anything has transpired since the August 6 date you filed the registration statement to change the accuracy of the page 44 disclosure.

Response. In response to the Staff’s comment, the Company has provided the requested disclosure at page 46 in the Amendment.

24.	Comment. If the $57.83 average hedge price remains accurate, tell us why you have been using sales materials, including those that appear with your Form 8-K dated August 19, that list 66% of 2010 hedged at $69.19 per barrel. Explain on what basis you “assume[d] Resolute unwinds a legacy hedge prior to closing.” Clarify to us whether your multiple references to the “attractive valuation” based on 2010 EBITDA use the $69.19 figure. Also explain to us how the “Expanding Margins” caption is accurate given the sharp drop-off from 1Q2008 to 1Q2009. Tell us where the valuation and ownership assumptions that appear in the footnotes to the sales materials appear in the Form S-4.

Response. The $57.83 average hedge price for 2010 for oil swap contracts on 3,650 barrels per day is accurate based on Resolute’s contracts currently in force. The $57.83 includes the effect of two contracts with Wachovia. These two contracts are in effect for calendar year 2010, covering identical volumes and offset each other with regard to fixed-for-floating obligations. Therefore, while they neither add nor reduce the net barrels in Resolute’s total oil swaps, they have the effect of averaging down the fixed price from $67.23 to $57.83. As a condition to the closing of the Acquisition, Resolute has agreed to liquidate these two contracts, thereby improving the average fixed price on its oil swaps for 2010 to $67.23. Resolute also has an oil collar on 200 barrels per day in 2010 with a floor of $105 per barrel. When the floor price on this collar is combined with the adjusted average fixed price of $67.23 on 3,650 barrels per day of oil swaps, the result is the $69.19 average fixed price referred to in the sales material, including those that appear with the Form 8-K dated August 19, 2009. These materials were intended to clarify that the price was adjusted to show the effect of liquidating these two positions.

The Company has held discussions with two financial institutions regarding possible alternatives for liquidating these contracts. Based on these discussions, the Company believes there are multiple alternatives for restructuring the Resolute contracts which would satisfy the condition. Alternatives available to the Company include (i) amending the existing contracts such that the approximately $12.5 million negative impact from these transactions is realized in future years, possibly spread over multiple years, (ii) entering into additional derivative transactions covering production beyond 2010, which would generate a current gain to the Company of $12.5 million which would be used to settle the 2010 oil swaps (an example of such a transaction might include the sale of covered calls) or (iii) using cash available under the Company’s revolving credit facility to cash settle the positions by paying Wachovia the cash value of the transactions. Please see the new disclosure on page 179-180 of the Amendment, which discusses the restructuring of the legacy hedge position in detail.

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Securities and Exchange Commission
The estimated 2010 EBITDA of $88.5 million shown on page 31 of the sales material filed on August 19, 2009, as well as any references within the material to attractive valuation or specific calculations of enterprise value to estimated EBITDA include, among other assumptions, the effect of liquidating these derivative positions.

With regard to the reference to “Expanding Margins” on page 7 of the sales materials filed on August 19, 2009, the materials illustrate that from 2006 through 2008, Resolute’s realized margin per barrel of oil expanded from $31.31 in 2006 to $38.97 in 2008. When referring to only the quarterly results for the first quarter of 2008 and 2009, it is apparent that the margin declined. It is not clear that this will be the case for the full year 2009. What the Company has focused on with investors is that Resolute total expenses per barrel declined markedly from first quarter 2008 to first quarter 2009. The Company’s expectation is that, based on industry conditions, activity levels within the Resolute properties and a company-wide focus on cost control, the Company will be able to hold expenses below 2008 levels. The Company believes this cost control, combined with improving commodity prices, should continue to support the 2006 through 2008 trend.

The Company does not include valuation disclosure or related assumptions in the Registration Statement. The ownership assumptions that appear in the footnotes to the sales materials appear in the Amendment at pages 3, 13, 25-26, 222-225 and 229-230.

25.	Comment. Where you discuss the board’s reasons for the merger, clarify whether insofar as the hedging condition had not been met as of the time the opinion was rendered, the HACI board considered and was concerned by the fairness advisor’s statement (see page E-3) that it assumed for purposes of its opinion that the transaction will be consummated “without material waiver or modification.” Disclose whether this condition was discussed with the advisor and whether there was any consideration to referencing it explicitly to make clear that its waiver would or would not be considered a “material waiver or modification” for the purpose of the opinion.

Response. Neither HACI’s board of directors nor Stephens Inc. specifically considered, or believed that it would have been material for each of them to specifically consider, the impact of the hedging condition or any potential waiver thereof on their respective conclusions relating to fairness. Stephens Inc.’s statement on page E-3 of its opinion that it assumed for purposes of its opinion that the transaction will be consummated “without material waiver or modification” did not specifically contemplate any potential waiver of the hedging condition. There were no specific discussions between HACI’s board of directors and Stephens Inc. relating to the hedging condition or any potential waiver thereof.
Actions That May Be Taken, page 17
26.	Comment. With regard to these purchases and for any material change in approach or actions taken to increase the likelihood of approval, disclose clearly that such actions were not discussed or contemplated in the final prospectus from the initial public offering.

August 28, 2009
Securities and Exchange Commission
Response. In response to the Staff’s comment, we have added disclosure at pages 18 and 103 of the Amendment to the effect that neither share purchases or other transactions were disclosed or contemplated by the final prospectus from the IPO.
Tax Considerations, page 19
27.	Comment. Revise the disclosure here and elsewhere to make clear that you are summarizing the opinion of the entity rendering it, naming the entity and eliminating the “anticipates” and “assuming” language.

Response. In response to the Staff’s comment, the relevant disclosure has been revised on pages 20, 103 and 245 of the Amendment.
The Stockholder Adjournment Proposal, page 20
28.	Comment. In your detailed timeline that you provide to the staff, explain how much time would be available for the purpose of adjourning to a later date. Provide revised disclosure, as appropriate.

Response. As set forth in the response to the Staff’s Comment 5, HACI contemplates holding the special meeting of its warrantholders and the special meeting in lieu of the 2009 Annual Meeting of its stockholders on September 22, 2009. The contemplated timing of these meetings would allow HACI to adjourn either or both of these meetings, in the event that additional time is necessary to solicit proxies for either meeting, to the latest practicable date, which should be September 25, 2009. In response to the Staff’s comment, the disclosures on pages 21 and 116 of the Amendment has been revised to be consistent with the foregoing.
Vote of the Initial Stockholders, page 22
29.	Comment. Explain further how the agreement to vote all shares in favor of the charter amendment was made “in connection with the IPO” agreements. Also state when these agreements were entered into and when the charter amendment was voted upon by those identified.

Response. Pursuant to letter agreements entered into among HACI, the representative of the underwriters in HACI’s initial public offering and each Initial Stockholder, each Initial Stockholder agreed to vote all of such stockholder’s shares of HACI’s common stock in favor of an amendment to HACI’s charter to permit HACI’s perpetual existence in connection with a vote to approve a proposed business combination. These letter agreements were entered at the request of the underwriters and were filed as exhibits to HACI’s Registration Statement on Form S-1 in connection with HACI’s initial public offering.

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Securities and Exchange Commission
The Initial Stockholders did not agree, however, to vote in favor of the amendment to HACI’s charter that would permit HACI to complete a business combination with an entity engaged in the energy industry as its principal business, as such amendment was not contemplated at the time of HACI’s initial public offering. At the special meeting of HACI stockholders, the Initial Stockholders intend to vote in favor of the Charter Amendment Proposal, which will include the amendment to HACI’s charter to permit HACI’s perpetual existence and to permit a business combination with an entity engaged in the energy industry as its principal business.

In connection with the foregoing, the disclosure on pages 5, 16, 65, 73 and 94 of the Amendment has been revised.
Risk Factors, page 32
30.	Comment. Revise to eliminate text that mitigates the risk you present, such as the favorable changes you reference in the first paragraph on page 35, reduced risk at page 41, and the due diligence investigation cited at page 49. Also update the disclosure under “If third parties bring claims” at page 49 to discuss whether the entities with which you have done business waived any rights to the trust account funds.

Response. In response to the Staff’s comment, revisions have been made to eliminate text that mitigates the risks presented at pages 34, 37, 42 and 51 of the Amendment. In addition, the disclosure under “If third parties bring claims” has been revised at page 51 of the Amendment.
HACI may waive one or more of the conditions, page 53
31.	Comment. At an appropriate place in the document, disclose for each listed condition whether the board considers its waiver to be “sufficiently material to warrant resolicitation.” If there is no condition which rises to the level of resolicitation if waived, revise to make this clear.

Response. In response to the Staff’s comment, the following disclosure has been added to page 114 of the Amendment in the section entitled “The Acquisition — Closing Conditions.”:

In some instances, if HACI’s board of directors determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, HACI has the discretion to complete the Acquisition without seeking further stockholder approval. While HACI’s board of directors is currently unable to determine whether the waiver of any particular condition would be sufficiently material to warrant resolicitation of stockholders, the waiver of the condition that none of Seller’s new or amended crude oil marketing arrangements is reasonably expected to have a material adverse effect on the Company would likely be a waiver that is sufficiently material to warrant resolicitation of stockholders.

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Securities and Exchange Commission
The Charter Amendment Proposal, page 74
32.	Comment. Indicate the effective date of the Charter amendment if approved.

In this regard, provide us with a reasoned analysis as to how this proposal is consistent with Article X of your Charter. We note the prohibition against a business combination with an entity engaged as its principal business in the energy industry is contained in Article II of your charter, which was filed as Exhibit 3.1 to your amended Form S-l. Section 9.5 of the charter filed as Exhibit 3.1 memorializes the limited existence of the corporation. But Article X of your charter, which you apparently do not propose to amend, expressly provides that “no amendment to any of Article II, this Article X or Section 9.5 may become effective prior to the consummation of a Business Combination.” See Exhibit 3.1 (emphasis in original). We may have further comment upon consideration of your response.

Response. The effective date of the charter amendment would be the date of filing of the charter amendment with the Secretary of State of Delaware, which HACI contemplates filing once the requisite stockholder approval is obtained, but not later than September 25, 2009, the last business day prior to September 28, 2009. The disclosure on page 81 of the Amendment has been revised to be consistent with the foregoing.

Filed as Exhibit 5.2 to the Amendment is a signed opinion of Richards Layton & Finger, P.A., a special Delaware counsel to HACI (“Richards Layton”) that contains a reasoned analysis as to how the Charter Amendment Proposal is consistent with Article X of HACI’s certificate of incorporation.

33.	Comment. Obtain and file as an exhibit to the Form S-4 an opinion of counsel regarding the legal effect and timing of the proposed charter amendment. Summarize the opinion in necessary detail, including any conclusions regarding the source of HACI’s authority to propose and implement amendments to Article II and Section 9.5 in light of the plain language of Article X, as well as the effective time of such amendments. We may have additional comments.

Response. In connection with the Acquisition, HACI obtained the opinion of Richards Layton regarding the legal effect and timing of the proposed charter amendment. In response to the Staff’s comment, the summary of the opinion of Richards Layton, including Richards Layton’s conclusions regarding the source of HACI’s authority to propose and implement amendments to Article II and Section 9.5 of HACI’s charter, as well as the effective time of such amendments, is included under the heading “Charter Amendment Proposal” on page 81 of the Amendment. As requested by the Staff, the opinion of Richards Layton is filed as Exhibit 5.2 to the Amendment.

34.	Comment. If there is a risk that courts might not uphold the business combination because of the original charter provisions or otherwise, add appropriate risk factor disclosure and provide necessary detail elsewhere in your document. It should be clear to those voting on the various

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Securities and Exchange Commission
proposals what impact such a court decision could have on the legal status of the combination and the potential value of their securities.

Response. Based on the opinion of Richards Layton regarding the legal effect and timing of the proposed charter amendment, HACI has been advised that there is no material risk of the court action described above.
Background of the Acquisition, page 76
35.	Comment. Where possible, please list the events summarized in this section in chronological order. Describe how the structure and consideration to be paid in the transaction was determined, and explain any changes that occurred as a result of negotiations.

Response. In response to the Staff’s comment, the events summarized in this section have been reordered in improved chronological order on pages 85 through 88 of the Amendment. Additional disclosure was also added on such pages to describe how the structure and consideration to be paid in the Acquisition was determined, along with a description of changes related thereto that occurred as a result of negotiations.

36.	Comment. Expand the description of each event to include information relevant to the decisions described or actions taken. For example:
•	expand your discussion regarding Mr. Hersh approaching Mr. Hicks on June 22, 2009 to explain the decision on that same date to engage Citi Global Markets, Inc. as financial advisor “in connection with the contemplated transaction”.

•	summarize the content and conclusions of the discussions held at the June 29, July 2, and July 7 meetings; and

•	provide a brief description of the questions and issues raised during meetings or discussions with any financial advisors, such as during the July 30, 2009 meetings.
Response. In response to the Staff’s comment, the descriptions of events has been expanded on pages 85 through 87 of the Amendment.

37.	Comment. We note your disclosure on page 78 that HACI engaged Citi Global Markets, Inc. as a financial advisor. Please provide additional disclosure regarding the nature of the services provided by Citi Global Markets, Inc. in connection with the proposed acquisition.

Response. In response to the Staff’s comment, disclosure has been added on page 85 of the Amendment to the effect that Citi Global Markets, Inc. provided capital markets, valuation and negotiation advice with respect to transaction terms.

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Securities and Exchange Commission
HACI’s Board of Director’s Reasons for the Approval of the Acquisition, page 80
38.	Comment. To the extent referred to in the proxy statement/prospectus, describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards provided to or received from Citi Global Markets, Inc., KPMG, or any other third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4. We may have further comments after we review these materials.

Response. As noted in our correspondence of August 28, 2009, from Akin Gump Strauss Hauer & Feld LLP to Mr. H. Roger Schwall, copies of the requested materials have been provided. The fairness presentation and related opinion of Stephens Inc., financial advice of Citi Global Markets, Inc., the Richard Layton legal opinion and Company management’s due diligence presentation to HACI are all described in the proxy statement/prospectus. Please see “Acquisition—Background of the Acquisition” beginning on page 83 and “Acquisition—Opinion of Stephens Inc. to HACI’s Board of Directors and HACI” beginning on page 94 and “The Charter Amendment Proposal” on page 81.

39.	Comment. Identify all material analyses cited in the third paragraph, and clarify which financial advisors are referenced as being relied upon for this purpose. Similarly, expand the discussion at page 83 if necessary to identify all material “potentially negative” factors the HACI board considered.

Response. The disclosure on page 88 of the Amendment has been revised in response to the first sentence of the Staff’s comment. With respect to the second sentence of the Staff’s comment, we have confirmed that the list of current “potentially negative” factors is a complete list of the material factors that were considered by HACI’s board of directors.
Opinion of Stephens Inc. to HACI Board of Directors and HACI, page 86
40.	Comment. We note your disclosure that Stephens Inc. was retained to render an opinion in connection with the proposed acquisition. Please provide us with a copy of the engagement letter.

Response. As noted in correspondence of August 28, 2009 from Akin Gump Strauss Hauer & Feld LLP to Mr. H. Roger Schwall, a copy of the requested engagement letter has been provided.

41.	Comment.Please furnish a summary as required by Item 4(b) of Form S-4 that includes the following information:
•	the method used by HACI to select Stephens Inc.;

August 28, 2009
Securities and Exchange Commission
•	any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between Stephens Inc. and HACI, including any affiliates of each;

•	whether HACI or Resolute determined the Acquisition Consideration or whether Stephens Inc. recommended the Acquisition Consideration;

•	any instructions received by Stephens Inc. from HACI; and

•	any limitation imposed by HACI on the scope of Stephens Inc.’s review.
Response. In response to the Staff’s comment, the requested disclosure has been added on page 96 of the Amendment.

42.	Comment. Eliminate any suggestion that the reader must refer to the full text of the opinion for a discussion of the assumptions, matters considered, and limits, instead discussing these items in necessary detail.

Response. In response to the Staff’s comment, the language that is subject of the Staff’s comment has been deleted from pages 19 and 96 of the Amendment.

43.	Comment. In your summary discussion of the fairness opinion, please provide quantitative disclosure of the fee paid or to be paid to Stephens Inc. in connection with rendering its fairness opinion, specifying any amount that is contingent upon the consummation of the transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response. In connection with its services, Stephens was paid a fee of $395,000. No portion of the fee was contingent upon the closing of the contemplated transaction. In response to the Staff’s comment, corresponding disclosure has been added on page 96 of the Amendment.

44.	Comment. You disclose on page 87 that Stephens Inc. reviewed internal financial statements and other financial and operating data (including financial projections) concerning Resolute prepared by its management. You also disclose that financial forecasts were provided to Stephens Inc. by HACI and Resolute. Please provide us with any analyses, reports, presentations or other similar materials, including financial forecasts and projections and board books, provided to or prepared by Stephens Inc. in connection with rendering its fairness opinion. We may have further comments after we review these materials.

Response. As noted in correspondence of August 28, 2009 from Akin Gump Strauss Hauer & Feld LLP to Mr. H. Roger Schwall, copies of the requested materials have been provided.

45.	Comment. Summarize in the Form S-4 the material projections exchanged among and relied upon by the parties, including the underlying assumptions.

August 28, 2009
Securities and Exchange Commission
Response. All material financial projections are included in HACI’s and the Company’s Rule 425 written communications filed with the Commission subsequent to the announcement of the proposed Acquisition. In addition, material financial projections and underlying assumptions have been included at pages 92-93 of the Amendment.
Comparable Transactions, page 90
46.	Comment. For this analysis, disclose whether any transactions that met the criteria used by Stephens Inc. to select the comparable transactions were excluded from the analysis and the reasons for doing so.

Response. No transactions that met the criteria used by Stephens to select the comparable transactions, and for which multiples could be derived from publicly available proved reserve and daily production information, were excluded from the analysis. In response to the Staff’s comment, a statement to that effect has been added to the end of the first paragraph of this section on page 99 of the Amendment.
Discounted Cash Flow Analysis, page 91
47.	Comment. Provide a detailed discussion of each analysis, making clear whether the proposed transaction falls within the range(s) obtained. Explain further your suggestion in the second paragraph under “Discounted Cash Flow Analysis,” that the low end exceeded the cited ranges, providing quantification.

Response. In response to the Staff’s comment, the entire Discounted Cash Flow Section has been revised starting at page 100 of the Amendment.

48.	Comment. Revise to clarify the statement in the penultimate paragraph that the opinion “does not address the fairness” to the holders of any class of securities of HACI, given the opinion in the paragraph that follows.

Response. The referenced statement is modified in its entirety by the phrase “except as specifically set forth in its opinion.” The final paragraph clearly states that Stephens’ opinion addresses the fairness of the Acquisition Consideration to “HACI and its stockholders.” Accordingly, there is no discrepancy between the two statements.
Stephens Opinion, Exhibit E
49.	Comment. The opinion should not suggest that it may not be disclosed to anyone other than your advisors “without our written permission.” The opinion should be free from doubt or ambiguity with regard to the ability of security holders to rely thereon.

Response. In its penultimate paragraph, the opinion states, “Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses and our role on behalf of the

August 28, 2009
Securities and Exchange Commission
Board of Directors may be included in communications to [HACI]’s stockholders, provided that we approve the content of such disclosures prior to publication.” Stephens provided a signed consent to the inclusion of its opinion as an exhibit to the registration statement. Notwithstanding such consent to such disclosure, it is Stephens’ position, as stated in the opinion, that “this opinion is not intended to confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of the Company or its successor in the Transaction, or any other party other than the Company and the Board of Directors.”
Unaudited Pro Forma Financial Information, page 107
50.	Comment. We note that your adjustment reflected in Note C assumes an effective tax rate that you anticipate incurring. It is unclear if the percentage used reflects the statutory rates in effect during the periods for which pro forma condensed income statement are presented. Please refer to Instruction 7 of Rule 1l-02(b) of Regulation S-X and modify your presentation accordingly or otherwise clarify that the rate used is the statutory rate.

Response. In response to the Staff’s comment, the Company has provided the requested disclosure at page 121 in the Amendment to clarify that the effective rate utilized reflects the statutory rates which were in effect during the periods presented.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Resolute
Three Months Ended March 31, 2009, Compared to the Three Months Ended March 31, 2008, page 151
51.	Comment. We note your disclosure that states, “...a decline in the price of Wyoming gas such that the carrying value of the properties was lower than the book value of the properties” resulted in an impairment charge being recognized. Please clarify your disclosure to indicate if true, that the fair value was lower than the book value. Otherwise please explain this disclosure.

Response. In response to the Staff’s comment, the Company has replaced in its entirety the discussion of the decreases in Depletion, Depreciation and Amortization Expenses at page 161 of the Amendment. Although companies which follow the full-cost method of accounting for oil and gas properties are subject to the periodic full-cost ceiling limitation test, that ceiling limitation may or may not be indicative of a “fair value” that would be exchanged between a willing buyer and a willing seller, but is rather a standardizing convention required by Article 4-10 of Regulation S-X.

August 28, 2009
Securities and Exchange Commission
Financial Statements
Resolute Natural Resources Company, LLC
Note 1 — Description of Business and Summary of Significant Accounting Policies
Oil and Gas Properties, page F-9
52.	Comment. We note your accounting policy disclosure that states you capitalize the costs of improved recovery systems and that improved recovery systems include costs related to injected CO2 and other related costs. We note elsewhere in your document that your Greater Aneth field has been undergoing various levels of CO2 injection since 1985. Please tell us and expand your disclosure to describe how you account for secondary and tertiary recovery activities including the costs of injected materials and related costs, during each stage of a project’s lifecycle. Specifically address the significant factors considered in determining when a project advances from one stage to the next (i.e. exploration, development, production stage) and explain how your accounting for costs incurred changes as projects advance.

Response. The Company respectfully acknowledges the Staff’s comment and has clarified its accounting policy under the heading “Oil and Gas Properties” in Note 1 to the 2008 Combined Financial Statements at page F-9 of the Amendment to more fully describe costs capitalized and costs expensed relating to improved recovery systems. In addition, the Company has provided the following response that further explains its policy and position that its accounting policies conform to the guidance contained in Article 4-10 of Regulation S-X.

Secondary recovery activities primarily involve the injection of water into a producing reservoir for the purpose of maintaining reservoir pressure and hydrocarbon migration toward producing wells. Its impact on production is usually immediate. Costs associated with secondary recovery activities are expensed as incurred consistent with the definition found in Article 4-10(a)(17).

Tertiary recovery activities primarily involve the injection of substances such as CO2 into the reservoir solely for the purpose of changing the flowing characteristics of the oil. When CO2 is injected into the reservoir it acts as a miscible solvent, mixing with the oil which improves the displacement efficiency and increases the ultimate recovery of oil from the reservoir, gaining access to incremental reserves not otherwise recoverable from primary or secondary recovery activities. The incremental reserves and resulting increased production are gradual and consistently lag the injection process throughout the life of the tertiary project, necessitating a long term development approach. The benefits of the tertiary injectants normally extend beyond the current year into future

August 28, 2009
Securities and Exchange Commission
periods. Consequently, the cost of acquiring tertiary injectants meets the basic definition of an asset (i.e. a useful life greater than one year which gives rise to future benefits in the form of increased reserves and production.) The Company therefore capitalizes the costs of purchased injectants as development costs consistent with the definition found in Article 4-10(a)(16). These costs are not expensed as the CO2 injectants are not materials, supplies or fuel consumed in the production process.
As the Company follows the full cost method of accounting, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. As such, there is no significant difference between the Company’s accounting for costs during the exploration and development phases of field operations. Additionally, the Company notes that oil and gas activities can overlap or run concurrently during a field’s life cycle. For example, the accounting standards recognize that additional developmental drilling costs may be incurred while a field is producing. The Company’s accounting policy for the capitalization of injected materials in tertiary recovery activities is consistent with the principle of capitalizing costs that provide benefits over an extended period of time.
All costs related to oil and gas producing activities are expensed as incurred. Costs related to the daily operation of the tertiary improved recovery system; including compression, electricity, separation, and re-injection are production costs and are also expensed as incurred.
53.	Comment. Expand your disclosure to describe how you account for other operational costs such as electricity consumed in the injection process.

Response. In response to the Staff’s comment, at page F-9 of the Amendment, the Company has expanded its disclosure in the Significant Accounting Policies of the Notes to its Financial Statements to describe how it accounts for other operational costs such as electricity consumed in the injection process, and for your convenience, we have excerpted such additional disclosure here:

“...other costs related to the daily operation of the improved recovery systems include, but are not limited to, compression, electricity, separation, re-injection of recovered CO2 and water, are considered production costs and are expensed as incurred. Costs incurred to maintain reservoir pressure are also expensed...”

54.	Comment. We note elsewhere in your document that in certain cases you re-inject CO2 after it has been separated from produced hydrocarbons. Please tell us and disclose how you account for the costs of separating and re-injecting this CO2.

August 28, 2009
Securities and Exchange Commission
Response. In response to the Staff’s comment, at page F-41 of the Amendment, the Company has expanded its disclosure in the Significant Accounting Policies of the Notes to its Financial Statements to describe how it accounts for the costs of separating and re-injecting this CO2, and for your convenience, we have excerpted such additional disclosure here:

“...other costs related to the daily operation of the improved recovery systems include, but are not limited to, compression, electricity, separation, re-injection of recovered CO2 and water, are considered production costs and are expensed as incurred. Costs incurred to maintain reservoir pressure are also expensed...”
Hicks Acquisition Company I, Inc.
55.	Comment. Explain to us how you considered providing footnote disclosure regarding the potential rescission rights discussed on page 7 of the S-4.

Response. In response to the Staff’s Comment, disclosure regarding potential rescission rights has been added to page F-88.
Engineering Comments
Summary Historical and Unaudited Pro Forma Financial Information of Resolute and the Company, page 25
Summary Historical Operating and Reserve Data, page 28
56.	Comment. Please amend your presentation of “average realized prices” here, on pages 142, 151 and 180 to disclose your historical oil and gas prices before and after the effects of your hedging arrangements.

Response. In response to the Staff’s comment, the Company has amended such presentation of “average realized prices” at pages 30, 151, 160 and 191 of the Amendment.
Estimated net proved reserves, page 29
57.	Comment. Please expand your presentation of proved reserves here and on page 168 to include the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

Response. In response to the Staff’s comment, the Company expanded such presentation to include the degree of depletion for these properties at pages 31 and 178 of the Amendment.

August 28, 2009
Securities and Exchange Commission
Risk Factors, page 32
Resolute’s planned operations, as well as replacement of its production and reserves, will require additional capital that may not be available, especially if current market conditions persist, page 33
58.	Comment. We note your statement, “For example, Resolute expects to spend an additional $227.8 million of capital expenditures over the next 20 years (including CO2 purchases) to implement and complete its proved developed non-producing and proved undeveloped CO2 flood projects.” With a view toward possible disclosure, tell us the constraints specific to your circumstances that prevent your completion of these CO2 projects within five years of booking the associated reserves.

Response. Over the next 20 years Resolute anticipates spending $227.8 million of capital on its PDNP and PUD CO2 projects. Of this amount, approximately 43.1%, or $98.2 million, represents the cost of new purchased CO2. Costs for acquisition of CO2 occur throughout the development of Resolute’s several CO2 projects. Capital for facilities, equipment, wells and other related work amounts to $129.6 million, or 57% of the total.

Of this $129.6 million, Resolute anticipates spending $90.9 million, or 70.1%,within the next five years on its CO2 projects. Of the remaining $38.7 million, Resolute anticipates spending $19.0 million (49.1% of the remainder, 14.7% of the total) during the period beginning in 2010 and ending in 2013 on its McElmo Creek Unit (“MCU”) DC IIC formation tertiary expansion project, and an additional $19.7 million (50.9% of the remainder, 15.2% of the total) will be spent from 2014 to 2021. This project involves recompleting wells in which the DC IIC formation had been shut off after a successful waterflood, and also deepening certain wells that had been drilled in support of the waterflood but which did not penetrate the DC IIC formation. Resolute’s engineers have determined that this tertiary recovery project will develop additional reserves. The project is scheduled to activate a manageable number of injector/producer patterns over a period of time. Rather than attempt to accelerate the schedule, this measured approach was taken to (a) utilize the excess capacity in the production and injection facilities, (b) utilize the CO2 supply pipeline more efficiently, (c) optimize capital expenditure requirements, and (d) minimize the total capital expenditures that would otherwise be required in an accelerated schedule. Thus, these factors, whether deemed constraints or otherwise, prevent completion of these CO2 projects within five years of booking the associated reserves.
The Acquisition, page 76
Favorable Factors, page 81
59.	Comment. Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of unproved reserve volumes in documents filed with the Commission. Please delete you reference to “a very large resource base with estimated original oil-in-place of 1.5 billion barrels” and balance your statement of 28.5% recovery efficiency with the fact that a significant portion of these hydrocarbons are not recoverable with current technology.

August 28, 2009
Securities and Exchange Commission
Response. In response to the Staff’s comment, the Company has made such changes at page 88 of the Amendment.
The Acquisition, page 76
Resolute Metrics, page 90
60.	Comment. The Values for Proved Reserves and SEC PV-10 do not appear to correspond to disclosed figures elsewhere in your document. Please clarify the effective date of and prices use in the estimation of these figures.

Response. The Values for Proved Reserves and SEC PV-10 set forth in the description of Stephens Inc.’s fairness opinion were derived from due diligence information provided by Resolute to HACI in the course of HACI’s due diligence review. Both the calculations are as of December 31, 2008. The Proved Reserve calculation reflects NYMEX futures prices as of that date, as opposed to the December 31, 2008 NYMEX posted prices that are used for Resolute’s reserve disclosure at that date as presented elsewhere in the Form S-4. The SEC PV-10 calculation on page 99 of the Amendment utilized by Stephens reflects NYMEX spot prices at December 31, 2008, but does not take into account federal and state income taxes, and reflects different lease operating expense assumptions than the Resolute reserve disclosure. In response to the Staff’s comment, a footnote has been added to the tabular presentation to highlight these differences, and to refer the reader to Resolute’s reserve disclosure.
Resolute’s Business, page 167
Aneth Unit, page 172
61.	Comment. We note your discussion of the improved performance of the Aneth and McElmo Creek Units. Please furnish to us graphical and tabular presentations/comparisons of unit performance and CO2 injection for these units.

Response. The Company furnishes the graphs and tables as requested on Exhibit A attached hereto.
Acreage, page 181
62.	Comment. Please expand your acreage disclosure to present material lease expirations in each of the next three years.

Response. In response to the Staff’s comment, the Company has made such changes at page 192 of the Amendment.

August 28, 2009
Securities and Exchange Commission
63.	Comment. Please amend your document to disclose your drilling activity for the each of the last three years as described by section 6 of SEC Industry Guide 2.

Response. In response to the Staff’s comment, the Company has made such changes at page 193 of the Amendment.
Supplemental Oil and Gas Information (unaudited), page F-31
Oil and Gas Reserve Quantities, page F-31
64.	Comment. Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please amend your document to explain the circumstances that led to the additions of proved reserves in 2006 due to improved recovery and the negative revisions in 2007 and 2008. Address the revisions due to performance separately from those due to price reductions.

Response. In response to the Staff’s comment, the Company has provided the requested explanations on pages F-31-F-32 of the Amendment. Please note that in considering the Staff’s comment, the Company noted that the proved reserve opening balances as of January 1, 2006 had improperly included a net profits overriding royalty interest owned by a third party and associated with the Wyoming properties. The opening January 1, 2006 reserve balances have been corrected, thus changing 2006 revisions of previous estimates. Note the reserve balances reported as of December 31, 2006 remain unchanged. Such revision also resulted in slight changes to 2006 sources of changes in the standardized measure of discounted future net cash flows presented in the table on page F-33.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves:, Page F-33
65.	Comment. Line item (g) of paragraph 33 of FAS 69 requires the disclosure of “previously estimated development costs incurred during the period’’. Your disclosure, “Development costs incurred during the year” does not seem to fulfill this requirement. Please amend your document to comply with FAS 69.

Response. In response to the Staff’s comment, the Company has amended its disclosure on page F-33 of the Amendment.

August 28, 2009
Securities and Exchange Commission
If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine, II at (303) 892-9400.
Sincerely,

/s/ James M. Piccone

James M. Piccone
President and General Counsel

Exhibit A
AU pilot area 34 wells sections 10, 11, 13, 14, 15 data from OFM

	oil (bpm)	wtr (bpm)	gas (mcfm)		wtr inj (bpm)	CO2 inj (mcfm)
1/1/1994	14967	135215	9410	1/1/1994	181164
2/1/1994	13148	124935	8490	2/1/1994	182621
3/1/1994	14555	144529	8741	3/1/1994	187791
4/1/1994	14179	134604	8481	4/1/1994	179180
5/1/1994	13155	143857	9479	5/1/1994	168827
6/1/1994	14751	132949	9971	6/1/1994	185879
7/1/1994	14698	137139	10158	7/1/1994	192022
8/1/1994	14121	130879	9616	8/1/1994	193643
9/1/1994	14068	123067	9619	9/1/1994	177474
10/1/1994	15279	127873	8883	10/1/1994	158215
11/1/1994	14618	126043	8306	11/1/1994	146085
12/1/1994	13686	123730	8564	12/1/1994	145794
1/1/1995	24948	130697	12930	1/1/1995	146682
2/1/1995	22384	126994	14575	2/1/1995	129531
3/1/1995	31039	156701	25016	3/1/1995	152452
4/1/1995	21053	143162	14728	4/1/1995	137032
5/1/1995	16951	114341	10966	5/1/1995	159883
6/1/1995	13350	107406	8739	6/1/1995	142670
7/1/1995	13053	119442	7618	7/1/1995	162152
8/1/1995	13410	127852	8990	8/1/1995	158007
9/1/1995	23275	132809	18093	9/1/1995	149849
10/1/1995	35506	161682	22898	10/1/1995	144866
11/1/1995	34872	150170	22944	11/1/1995	148868
12/1/1995	28767	170710	20713	12/1/1995	194517
1/1/1996	25846	210718	22017	1/1/1996	200666
2/1/1996	23876	184889	19596	2/1/1996	184012
3/1/1996	24784	188708	28694	3/1/1996	186314
4/1/1996	19743	168641	23985	4/1/1996	171282
5/1/1996	22440	178460	23745	5/1/1996	242143
6/1/1996	24919	95552	20872	6/1/1996	110400
7/1/1996	22477	87374	21617	7/1/1996	104120
8/1/1996	29056	174565	24369	8/1/1996	147500
9/1/1996	29086	217325	19582	9/1/1996	208612
10/1/1996	33891	204831	15558	10/1/1996	205677
11/1/1996	31750	244150	36846	11/1/1996	322095
12/1/1996	28900	290275	18213	12/1/1996	326608
1/1/1997	32979	239837	16265	1/1/1997	382274
2/1/1997	32992	209237	11480	2/1/1997	347464
3/1/1997	32851	244244	14231	3/1/1997	387691
4/1/1997	27296	219940	11392	4/1/1997	430251
5/1/1997	27973	267224	14988	5/1/1997	375192
6/1/1997	21561	232225	13184	6/1/1997	394185
7/1/1997	36175	286999	22772	7/1/1997	329837
8/1/1997	30806	320320	17487	8/1/1997	397033
9/1/1997	31266	338511	18276	9/1/1997	351240
10/1/1997	30478	353238	20284	10/1/1997	438351
11/1/1997	34142	370177	32675	11/1/1997	399355
12/1/1997	41903	437246	24629	12/1/1997	438961
1/1/1998	33420	358377	20361	1/1/1998	434553
2/1/1998	33535	388957	19923	2/1/1998	335577
3/1/1998	36446	428293	22745	3/1/1998	353961
4/1/1998	32801	449657	19867	4/1/1998	334100
5/1/1998	33529	444773	19354	5/1/1998	519255
6/1/1998	27143	394413	21398	6/1/1998	503921
7/1/1998	25868	417087	19726	7/1/1998	283375
8/1/1998	25956	307188	21308	8/1/1998	225090
9/1/1998	28177	331170	21135	9/1/1998	459352
10/1/1998	29283	435587	21127	10/1/1998	444512	143200
11/1/1998	28609	392838	26466	11/1/1998	211276	686700
12/1/1998	31943	409472	22051	12/1/1998	367610	445200

	oil (bpm)	wtr (bpm)	gas (mcfm)		wtr inj (bpm)	CO2 inj (mcfm)
1/1/1999	30760	380143	24465	1/1/1999	396373	241000
2/1/1999	28308	384023	18059	2/1/1999	269864	319100
3/1/1999	26870	417082	33435	3/1/1999	294532	467700
4/1/1999	27546	407215	38560	4/1/1999	101720	634000
5/1/1999	32218	408152	54687	5/1/1999	211361	666300
6/1/1999	35034	380930	59211	6/1/1999	311022	334976.4231
7/1/1999	30685	354742	50258	7/1/1999	352668	183738.794
8/1/1999	41388	385117	33084	8/1/1999	316488	308994.2311
9/1/1999	36821	395909	47099	9/1/1999	280647	369537.681
10/1/1999	29515	382435	48610	10/1/1999	215736	511901.1276
11/1/1999	32511	387795	50278	11/1/1999	287057	352053
12/1/1999	35610	395876	45044	12/1/1999	298544	142874.1166
1/1/2000	27097.04	349955	37277	1/1/2000	210471	267786.9041
2/1/2000	38177.22	331724	29819	2/1/2000	170105	276330.9332
3/1/2000	38648.44	355259	28798	3/1/2000	216934	369599.5805
4/1/2000	36292.81	359490	40416	4/1/2000	250446	428523.6818
5/1/2000	35756.81	348403	44571	5/1/2000	224153	248500.1209
6/1/2000	34178.36	278328	0	6/1/2000	24088	369329
7/1/2000	33315.37	313227	31258	7/1/2000	279733	338222.6022
8/1/2000	32651.91	354456	32579	8/1/2000	225310	201598.9678
9/1/2000	34428	326306	32643	9/1/2000	204761	461914.1765
10/1/2000	36164.57	359048	34813	10/1/2000	167208	469365.9381
11/1/2000	32348.28	275829	42405	11/1/2000	1770	404331.8892
12/1/2000	33695.32	261038.4	9793	12/1/2000	152056.68	378775.0393
1/1/2001	30474.13	259576.8	10114	1/1/2001	151888.03	353218.1894
2/1/2001	34665.84	259588.5	10014	2/1/2001	137334.39	341389.3009
3/1/2001	36466.11	251347.1	11542	3/1/2001	0	408748.6864
4/1/2001	34259.68	268645.3	11076	4/1/2001	167281.56	362961.8619
5/1/2001	38431.71	256332.5	10984	5/1/2001	161932.16	252787.9352
6/1/2001	32881.1	280180.1	10117	6/1/2001	147712.54	301560.6633
7/1/2001	33312.12	194883.1	11668	7/1/2001	107733.77	439100.9818
8/1/2001	27075.43	241374.8	16381	8/1/2001	146655.41	336315.023
9/1/2001	36778.45	293870.9	16245	9/1/2001	160251.52	269646.7908
10/1/2001	35358.71	281842.1	8377	10/1/2001	129168.35	385861.55
11/1/2001	32289.09	261205	10903	11/1/2001	117106.75	373877.9236
12/1/2001	34590.43	284499.2	9781	12/1/2001	149380.08	332359.2351
1/1/2002	34290.02	300075.2	9239	1/1/2002	157588.62	290839.5466
2/1/2002	30328.07	274012.2	7530	2/1/2002	163141.71	170623.92
3/1/2002	36291.14	291748.9	9621	3/1/2002	156748.08	195886.25
4/1/2002	32171.56	252988.9	9943	4/1/2002	136633.34	194770.55
5/1/2002	28942.5	201302.9	11281	5/1/2002	137349.86	157624.03
6/1/2002	26235.29	232941.6	9005	6/1/2002	150507.08	201730.0642
7/1/2002	37410.55	277001.3	9919	7/1/2002	118994.59	234120.6
8/1/2002	31308.04	301437.8	8884	8/1/2002	87377.45	185715.0506
9/1/2002	29048.71	290665.9	7670	9/1/2002	128272.99	234407.2
10/1/2002	28168.49	296497.5	7833	10/1/2002	170799.74	206698.82
11/1/2002	32903.13	189019.6	8144	11/1/2002	141677.35	216149.4788
12/1/2002	32019.6	207294.1	6656	12/1/2002	156321.01	307265.6722
1/1/2003	36269.54	196081.1	10475	1/1/2003	137276.1	220240
2/1/2003	27475.44	250243.3	7546	2/1/2003	144474.91	229581
3/1/2003	32327.32	365531	8830	3/1/2003	159782.3	344019
4/1/2003	24336.86	339501.9	10105	4/1/2003	181095.05	354626
5/1/2003	24728.05	348719.7	9078	5/1/2003	164897.86	259054.2
6/1/2003	29459	289314	9563	6/1/2003	202871.54	204831
7/1/2003	30317	378470	10299	7/1/2003	168058.76	239444
8/1/2003	25709	321047	10264	8/1/2003	159860.97	147916
9/1/2003	11751	271336	8064	9/1/2003	240637.35	62714
10/1/2003	10704	222088	7913	10/1/2003	200781.54	58897
11/1/2003	16245	270397	7997	11/1/2003	148806.72	132160
12/1/2003	18083	283788	9501	12/1/2003	202864.68	139123
1/1/2004	19187	341884	6362	1/1/2004	184436	169826
2/1/2004	21794	290727	6528	2/1/2004	190988	147881
3/1/2004	22783	294135	7950	3/1/2004	208593	140156
4/1/2004	23937	229533	7565	4/1/2004	252387	157354

	oil (bpm)	wtr (bpm)	gas (mcfm)		wtr inj (bpm)	CO2 inj (mcfm)
5/1/2004	29780	255831	6257	5/1/2004	147821	199022
6/1/2004	22229	208876	7781	6/1/2004	152564	141292
7/1/2004	20333	211647	8213	7/1/2004	126336	134339
8/1/2004	23158.75	234663	7616.11	8/1/2004	98523	122844
9/1/2004	27438	278371	6999	9/1/2004	209493	99075
10/1/2004	18538	278740	5942	10/1/2004	206574	38728
11/1/2004	18650	351147	7053	11/1/2004	162508	120008
12/1/2004	19497	404763	5870	12/1/2004	156262	83979
1/1/2005	15903.07	309920.5	3309.43	1/1/2005	173133.49	168375
2/1/2005	15789.68	231732.6	0	2/1/2005	156658.08	145294
3/1/2005	16571.72	253145	109231.41	3/1/2005	178704.01	200037
4/1/2005	19575.64	264085.3	107800.67	4/1/2005	179135.65	143694
5/1/2005	19104.54	234488	102106.6	5/1/2005	183036.02	103229
6/1/2005	19760.89	273419.8	89688.03	6/1/2005	180087.03	97079
7/1/2005	17540.16	248896.8	97349.67	7/1/2005	198842.16	94171
8/1/2005	22565.01	0	100513.57	8/1/2005	152448.15	109006
9/1/2005	20137.08	263379.2	160319.41	9/1/2005	258118.87	96758
10/1/2005	19657.81	260822.8	242055.96	10/1/2005	202011.32	175672
11/1/2005	21055.74	233374	110985.34	11/1/2005	176246.98	171980
12/1/2005	18432.73	225647.7	129553.65	12/1/2005	186286.17	175994
1/1/2006	21049.77	253605	137756.39	1/1/2006	156943.15	185674
2/1/2006	18684.55	1862.83	215829	2/1/2006	196315.44	77831
3/1/2006	21520.06	2646	150470.02	3/1/2006	174843.92	203737.1
4/1/2006	13472.75	211224.8	89197.91	4/1/2006	171552.52	118008
5/1/2006	9904.29	1216.5	130779.98	5/1/2006	165255.33	149714
6/1/2006	8473.69	2806.33	120690	6/1/2006	135105.69	167848
7/1/2006	13171.14	3603.5	103180	7/1/2006	204077.7	101482
8/1/2006	13915.5	7079.83	97030.02	8/1/2006	172119.82	181870
9/1/2006	17795.27	294335.1	140979.99	9/1/2006	126748.55	149184.45
10/1/2006	19376.3	206442.5	198546.56	10/1/2006	113800.68	205474
11/1/2006	20055.94	297581.1	165820.01	11/1/2006	146469.21	167909.07
12/1/2006	17933.98	287330.7	187771.2	12/1/2006	180425.23	211079.91
1/1/2007	19946.53	260380.1	275268.43	1/1/2007	102886	134288.01
2/1/2007	15599.46	215017.6	405128.75	2/1/2007	112483.67	147438.46
3/1/2007	16909.49	270560.5	178199.8	3/1/2007	149267.72	174053.29
4/1/2007	12461.11	221124.5	174236.46	4/1/2007	145771.16	122698.62
5/1/2007	11658.05	206783.5	119155.14	5/1/2007	195467.49	152830.51
6/1/2007	11163.45	197604.2	119319.34	6/1/2007	72201.2	72897.79
7/1/2007	11970.65	200616.2	135266.01	7/1/2007	42815.94	95012.15
8/1/2007	11679.76	248362.9	155604.88	8/1/2007	248793.8	97884.37
9/1/2007	12674.45	274066.8	113657.84	9/1/2007	277633.67	52109.92
10/1/2007	14745.17	235456.6	101207.49	10/1/2007	229638.79	227439.98
11/1/2007	15280.44	254724.3	214694.85	11/1/2007	129220.44	393620.4
12/1/2007	15987.15	284300.4	207109.78	12/1/2007	146827.99	250146.5
1/1/2008	14919.58	217820.2	150890.15	1/1/2008	147023.16	180779.85
2/1/2008	15422.67	229982.1	108508.58	2/1/2008	217329.67	92155.15
3/1/2008	19036.38	268668.2	119889.24	3/1/2008	174089.43	96970.72
4/1/2008	19742.17	347577	125738.94	4/1/2008	8387.04	16395.6
5/1/2008	18473.67	364016.6	120498.77	5/1/2008	8428.84	0
6/1/2008	14540.11	338355.2	61212.05	6/1/2008	142809.24	136921.17
7/1/2008	13865.98	323748.7	88716.34	7/1/2008	8776.92	26047.28
8/1/2008	16016.36	303449.1	98623.85	8/1/2008	8342.61	86013.36
9/1/2008	15708.65	309308.3	81522.58	9/1/2008	5328.62	123496.5
10/1/2008	14035.45	311421.9	88804.62	10/1/2008	206508.39	181831.27
11/1/2008	14417.34	293154.3	126305.29	11/1/2008	16510.6	54081.76
12/1/2008	15057.35	263549.7	156443.03	12/1/2008	9450.77	52417.91
1/1/2009	15798.37	232058.3	124082.87	1/1/2009	14119.04	7717.961604
2/1/2009	15635.91	206951.4	114580.11	2/1/2009	8021.35	64696.18927
3/1/2009	16336.15	229105.4	130475.79	3/1/2009	3789.85	211842.2989
4/1/2009	15590.98	271196.7	136782.91	4/1/2009	6203.08	227268.9521
5/1/2009	18282.67	280839.7	146236.11	5/1/2009	3557.11	245545.9447
6/1/2009	17328.01	247702.8	164478.94	6/1/2009	3998.45
7/1/2009	16168.83	1685.25	157578.34	7/1/2009	3917.7

McElmo Creek Unit - Historical Performance
10,000,000
1,000,000
100,000
10,000
Monthly Volume
Jan-70
Jan-75
Jan-80
Jan-85
Jan-90
Jan-95
Jan-00
Jan-05
1976-78 40 acre infill drilling
1983-86 28 new infill wells
1985 Begin CO_2 injection
Oil production (Bpm)
Water injection (Bpm)
CO2 injection (Mcfm)

McElmo Creek Unit
Prod and Inj History

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
31-Jan-84	175,341	123,829	998,422	1,266,582	—
29-Feb-84	170,617	129,625	933,625	1,153,390	—
31-Mar-84	174,450	134,406	1,098,217	1,317,663	—
30-Apr-84	170,308	128,236	1,160,034	1,319,284	—
31-May-84	171,050	115,037	1,042,332	1,172,792	—
30-Jun-84	161,045	127,302	944,875	1,171,032	—
31-Jul-84	156,539	118,764	1,119,241	1,347,706	—
31-Aug-84	164,127	115,589	1,104,211	1,394,643	—
30-Sep-84	161,785	98,246	1,053,083	1,098,731	—
31-Oct-84	184,278	128,090	1,197,626	1,348,896	—
30-Nov-84	171,693	113,107	1,144,399	1,266,716	—
31-Dec-84	165,986	115,400	1,171,191	1,355,315	—
31-Jan-85	166,915	109,804	1,155,292	1,362,561	58,902
28-Feb-85	155,566	110,710	1,101,919	891,281	—
31-Mar-85	173,031	119,326	755,698	1,125,775	119,265
30-Apr-85	163,327	118,845	626,569	1,074,496	10,461
31-May-85	174,946	117,481	824,375	1,323,218	—
30-Jun-85	166,055	121,336	1,004,631	1,330,425	13,398
31-Jul-85	163,861	111,530	1,072,947	1,300,338	160,307
31-Aug-85	184,916	120,327	1,081,928	1,225,413	472,661
30-Sep-85	169,012	109,001	1,038,059	1,409,018	502,649
31-Oct-85	172,791	114,786	1,001,784	1,365,597	375,867
30-Nov-85	166,368	109,017	913,017	1,398,753	85,309
31-Dec-85	164,989	91,267	1,015,679	1,278,512	263,013
31-Jan-86	164,562	92,807	948,158	1,264,730	681,375
28-Feb-86	146,954	86,772	808,979	1,277,185	388,962
31-Mar-86	162,799	68,748	849,904	1,330,335	900,525
30-Apr-86	163,968	75,134	850,952	1,310,941	399,298
31-May-86	160,537	64,442	925,961	1,132,865	215,572
30-Jun-86	158,444	34,789	886,796	1,291,102	316,177
31-Jul-86	163,346	79,198	861,204	1,318,757	597,968
31-Aug-86	161,327	82,402	802,933	1,306,867	179,194
30-Sep-86	158,424	72,600	900,260	1,197,461	145,421
31-Oct-86	158,568	72,104	942,287	1,298,518	129,784
30-Nov-86	158,688	66,339	895,883	1,018,682	205,037
31-Dec-86	163,710	72,145	882,587	1,560,739	407,524
31-Jan-87	153,705	75,524	899,772	1,204,395	251,860
28-Feb-87	146,174	72,462	808,059	1,241,420	168,511
31-Mar-87	162,362	75,585	957,614	1,487,028	271,008
30-Apr-87	151,729	96,577	831,318	1,221,340	231,154
31-May-87	159,935	76,737	1,023,609	972,813	140,123
30-Jun-87	149,287	61,889	990,353	917,711	65,747
31-Jul-87	153,661	78,508	1,021,254	1,072,799	104,263
31-Aug-87	161,639	83,873	1,031,127	1,096,250	377,670
30-Sep-87	154,279	86,816	1,010,836	1,081,111	387,635
31-Oct-87	162,330	96,308	1,052,167	1,127,989	508,307
30-Nov-87	158,124	86,174	1,076,652	1,247,221	139,020
31-Dec-87	159,633	89,386	1,141,716	1,465,624	215,159
31-Jan-88	159,531	66,172	1,157,462	1,137,574	467,815
29-Feb-88	153,626	63,681	1,023,762	1,286,829	520,293
31-Mar-88	166,934	73,040	1,058,908	1,491,959	612,949
30-Apr-88	154,057	60,759	1,101,478	1,369,729	603,441
31-May-88	162,610	69,035	846,070	1,106,204	371,515
30-Jun-88	155,758	44,641	1,142,682	1,321,236	601,026

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
31-Jul-88	170,485	61,713	921,067	955,575	322,869
31-Aug-88	168,945	68,291	864,558	1,060,782	292,084
30-Sep-88	167,474	84,445	1,127,887	1,447,590	555,027
31-Oct-88	170,325	70,993	890,787	1,229,865	563,913
30-Nov-88	157,551	77,659	911,366	1,396,101	572,886
31-Dec-88	158,208	79,869	1,109,971	1,470,132	528,930
31-Jan-89	166,047	73,161	984,680	1,292,197	465,622
28-Feb-89	153,962	81,299	796,568	1,103,717	493,151
31-Mar-89	173,251	115,341	1,118,294	1,332,437	507,535
30-Apr-89	163,384	80,529	825,198	1,195,634	484,807
31-May-89	160,185	78,867	809,178	1,255,041	563,024
30-Jun-89	158,691	81,445	1,032,069	1,612,214	997,151
31-Jul-89	163,235	84,881	934,207	1,645,238	1,069,894
31-Aug-89	163,872	89,247	951,436	1,366,137	828,996
30-Sep-89	164,772	78,299	898,015	1,426,660	669,990
31-Oct-89	177,659	94,461	927,171	1,243,266	632,901
30-Nov-89	169,048	95,750	896,880	1,301,271	689,194
31-Dec-89	172,633	81,565	882,935	1,431,856	779,192
31-Jan-90	176,864	77,600	278,199	384,022	655,365
28-Feb-90	161,837	67,269	860,018	1,250,947	700,329
31-Mar-90	174,707	77,450	922,641	1,452,926	773,166
30-Apr-90	176,387	68,194	580,640	1,003,471	795,929
31-May-90	176,673	67,832	936,817	1,454,093	677,527
30-Jun-90	163,508	68,614	859,360	1,502,630	690,361
31-Jul-90	176,902	83,170	902,363	1,504,790	588,900
31-Aug-90	177,558	89,139	890,476	1,075,217	485,606
30-Sep-90	178,446	87,770	891,959	971,181	797,790
31-Oct-90	198,395	85,586	824,247	1,351,497	753,635
30-Nov-90	194,850	75,054	825,643	1,283,803	716,623
31-Dec-90	161,926	63,523	760,516	1,255,271	734,756
31-Jan-91	174,466	59,110	744,912	1,268,655	749,172
28-Feb-91	171,088	65,804	736,204	699,061	604,015
31-Mar-91	188,129	48,482	786,276	1,133,250	499,424
30-Apr-91	175,642	45,939	843,795	1,175,177	480,956
31-May-91	172,485	48,275	710,414	1,072,529	672,807
30-Jun-91	162,406	40,028	739,358	1,093,083	719,314
31-Jul-91	164,679	37,837	797,012	1,143,439	623,298
31-Aug-91	166,726	35,591	782,347	1,015,223	565,276
30-Sep-91	164,910	36,680	730,629	871,855	731,461
31-Oct-91	169,744	47,098	744,834	758,576	1,155,852
30-Nov-91	164,501	60,170	712,881	719,060	1,202,185
31-Dec-91	167,806	59,169	793,010	744,527	1,280,431
31-Jan-92	170,099	81,126	787,514	844,474	1,100,611
29-Feb-92	166,035	71,553	728,702	934,092	944,589
31-Mar-92	178,588	81,316	888,997	977,959	1,028,964
30-Apr-92	170,443	85,205	802,463	983,937	1,042,870
31-May-92	177,124	85,732	801,825	893,810	944,344
30-Jun-92	170,295	70,448	876,349	885,079	947,108
31-Jul-92	176,813	108,041	721,055	768,926	982,339
31-Aug-92	175,972	112,347	734,196	801,991	1,132,648
30-Sep-92	174,100	85,376	711,558	754,112	877,155
31-Oct-92	175,783	89,330	700,948	773,635	1,088,733
30-Nov-92	160,873	92,135	660,416	691,227	1,197,416
31-Dec-92	156,753	82,037	708,587	570,796	1,249,115
31-Jan-93	176,175	70,445	653,206	728,799	1,231,264
28-Feb-93	163,863	92,554	642,283	728,036	1,072,518
31-Mar-93	190,595	84,001	629,303	623,530	1,223,484
30-Apr-93	177,062	82,508	575,795	537,838	1,097,722
31-May-93	175,827	104,884	619,696	583,484	1,114,427
30-Jun-93	172,720	72,735	612,323	552,642	1,040,275
31-Jul-93	178,636	72,588	592,866	525,454	910,837

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
31-Aug-93	171,097	101,149	549,220	582,366	1,157,688
30-Sep-93	170,847	79,003	548,797	336,462	1,069,030
31-Oct-93	178,926	82,365	529,478	540,583	1,381,720
30-Nov-93	170,651	37,248	500,675	499,971	1,194,679
31-Dec-93	176,405	82,954	530,377	533,577	1,348,034
31-Jan-94	178,879	118,898	511,042	491,692	1,113,409
28-Feb-94	167,679	105,105	460,208	570,787	996,764
31-Mar-94	191,925	105,600	585,854	850,497	619,343
30-Apr-94	184,220	103,721	587,964	965,754	413,060
31-May-94	183,457	101,178	632,356	1,338,646	1,074,232
30-Jun-94	180,844	103,865	762,552	1,227,024	837,710
31-Jul-94	192,689	51,660	855,475	1,266,809	802,398
31-Aug-94	189,950	100,943	866,758	990,476	1,148,221
30-Sep-94	190,977	84,971	883,370	1,246,333	1,540,281
31-Oct-94	194,580	104,296	940,302	1,138,352	1,486,643
30-Nov-94	185,251	93,902	838,403	1,334,094	1,821,111
31-Dec-94	195,119	397,091	767,918	1,255,874	1,601,630
31-Jan-95	190,375	397,890	797,244	1,440,339	1,110,480
28-Feb-95	181,576	237,497	792,375	1,260,975	890,751
31-Mar-95	199,793	447,979	908,327	1,435,537	1,122,427
30-Apr-95	184,487	447,499	796,449	1,258,435	1,142,945
31-May-95	193,183	524,223	824,004	1,168,194	1,304,818
30-Jun-95	199,436	386,940	892,406	1,331,434	1,231,277
31-Jul-95	206,681	232,105	938,307	1,369,545	895,013
31-Aug-95	201,796	462,858	1,050,011	1,290,628	1,368,521
30-Sep-95	193,007	430,859	845,188	1,296,386	972,210
31-Oct-95	214,646	386,332	657,437	1,342,212	1,214,873
30-Nov-95	195,263	356,283	873,788	1,200,727	1,341,898
31-Dec-95	197,603	414,763	889,606	1,359,261	1,038,447
31-Jan-96	200,871	448,754	899,161	1,371,792	1,333,163
29-Feb-96	190,148	378,989	982,909	1,430,486	828,338
31-Mar-96	207,741	451,579	1,080,203	1,431,459	1,338,380
30-Apr-96	198,751	445,964	990,704	1,307,414	1,566,027
31-May-96	198,735	437,699	853,915	1,396,176	1,287,369
30-Jun-96	195,927	371,047	1,034,217	1,585,865	880,307
31-Jul-96	202,233	548,737	1,025,900	1,543,791	825,062
31-Aug-96	198,866	530,512	962,934	1,647,976	1,082,022
30-Sep-96	213,218	526,228	1,104,595	1,560,182	940,872
31-Oct-96	208,005	581,136	891,545	1,093,134	1,168,621
30-Nov-96	203,639	491,685	966,695	1,405,085	1,114,999
31-Dec-96	196,608	388,721	883,778	1,176,746	292,119
31-Jan-97	202,090	376,787	946,010	1,290,990	167,354
28-Feb-97	183,939	343,806	811,426	834,822	1,041,381
31-Mar-97	198,929	432,596	896,282	921,735	1,400,399
30-Apr-97	189,250	419,584	989,776	1,307,065	1,304,878
31-May-97	214,163	171,806	1,037,152	1,647,446	1,275,546
30-Jun-97	206,466	123,791	1,051,093	1,569,890	902,446
31-Jul-97	211,025	138,304	1,099,879	1,593,278	1,088,310
31-Aug-97	203,979	151,152	941,091	1,349,648	1,335,722
30-Sep-97	200,330	128,045	894,592	1,218,856	910,314
31-Oct-97	206,193	131,100	792,090	1,376,403	1,037,790
30-Nov-97	190,881	136,509	776,442	1,329,590	1,272,205
31-Dec-97	201,814	141,274	803,786	1,383,321	1,067,043
31-Jan-98	205,909	165,399	791,489	1,263,526	1,131,994
28-Feb-98	194,545	165,831	775,269	1,121,776	1,134,691
31-Mar-98	213,313	134,234	867,645	1,327,034	996,541
30-Apr-98	201,554	151,276	839,447	1,215,672	1,177,194
31-May-98	214,236	164,178	928,747	1,359,197	1,042,446
30-Jun-98	199,534	177,825	808,153	1,251,933	1,076,841
31-Jul-98	205,889	188,983	897,221	1,238,388	1,267,757
31-Aug-98	204,689	193,427	906,041	1,247,263	1,021,056

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
30-Sep-98	192,020	155,769	713,663	1,126,058	938,937
31-Oct-98	200,994	151,765	824,729	1,130,386	1,088,279
30-Nov-98	189,014	137,720	813,056	1,034,024	868,605
31-Dec-98	196,192	143,940	863,715	1,021,363	1,082,641
31-Jan-99	191,777	149,793	846,031	1,006,278	1,217,619
28-Feb-99	167,546	133,752	718,292	853,817	1,008,926
31-Mar-99	190,948	157,623	820,409	988,195	679,949
30-Apr-99	180,958	144,150	781,747	964,695	766,077
31-May-99	187,040	144,794	729,522	1,053,971	734,116
30-Jun-99	172,659	144,506	715,789	1,012,391	1,111,162
31-Jul-99	179,217	151,104	784,387	972,915	1,090,869
31-Aug-99	185,327	157,331	788,306	1,099,550	912,318
30-Sep-99	177,855	138,936	773,102	924,890	979,313
31-Oct-99	186,019	139,067	820,510	975,826	984,214
30-Nov-99	173,200	177,972	727,779	1,023,826	861,908
31-Dec-99	174,765	154,563	783,689	913,695	817,024
31-Jan-00	188,222	151,433	749,539	1,017,226	815,606
29-Feb-00	178,901	170,943	743,450	864,408	1,159,651
31-Mar-00	181,357	173,687	805,842	1,005,399	1,037,278
30-Apr-00	171,428	149,494	701,719	905,608	719,127
31-May-00	185,057	170,611	819,370	981,601	693,616
30-Jun-00	176,748	182,296	800,920	805,699	737,731
31-Jul-00	172,629	178,932	707,267	753,804	985,104
31-Aug-00	165,442	159,121	689,798	788,937	965,507
30-Sep-00	154,122	133,733	681,970	754,975	504,995
31-Oct-00	155,460	149,349	652,624	760,192	681,115
30-Nov-00	152,944	158,083	637,278	718,428	707,043
31-Dec-00	159,222	179,392	660,208	694,205	1,006,321
31-Jan-01	149,758	177,277	659,040	709,461	1,035,186
28-Feb-01	135,600	158,697	582,778	637,311	758,818
31-Mar-01	153,866	182,684	599,456	717,052	816,006
30-Apr-01	146,238	177,392	587,872	710,115	785,188
31-May-01	156,663	192,001	662,274	697,294	840,247
30-Jun-01	150,098	189,895	584,060	705,491	687,733
31-Jul-01	147,912	187,880	568,964	738,688	637,263
31-Aug-01	142,761	151,157	530,354	1,587,768	657,439
30-Sep-01	139,639	174,202	525,706	655,535	789,152
31-Oct-01	145,058	161,048	379,862	744,049	749,672
30-Nov-01	137,662	156,619	370,325	752,834	636,625
31-Dec-01	142,011	163,884	381,584	761,531	829,150
31-Jan-02	143,279	179,762	589,536	647,664	751,038
28-Feb-02	137,832	160,384	539,074	583,742	736,856
31-Mar-02	145,548	172,218	535,534	637,672	708,193
30-Apr-02	126,201	133,771	422,971	833,882	529,723
31-May-02	146,457	150,692	597,794	776,760	688,388
30-Jun-02	145,363	158,033	602,428	674,536	581,541
31-Jul-02	135,186	153,533	550,301	699,265	559,755
31-Aug-02	152,157	157,622	610,878	828,532	648,001
30-Sep-02	136,817	172,322	553,809	831,906	698,490
31-Oct-02	155,703	174,174	611,216	798,452	767,363
30-Nov-02	141,459	164,538	568,621	773,795	764,486
31-Dec-02	141,626	151,477	638,052	821,838	738,693
31-Jan-03	149,865	175,347	697,407	1,062,797	713,625
28-Feb-03	133,202	158,529	569,414	733,501	678,228
31-Mar-03	112,732	136,109	492,665	738,683	578,731
30-Apr-03	130,605	157,860	590,958	773,593	712,025
31-May-03	133,873	139,618	535,533	764,449	608,510
30-Jun-03	126,248	138,933	607,631	795,415	727,283
31-Jul-03	133,267	139,298	673,407	929,311	550,931
31-Aug-03	127,047	179,208	656,597	901,143	702,262
30-Sep-03	122,288	152,225	600,348	792,430	614,203

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
31-Oct-03	133,214	164,540	671,181	926,296	730,572
30-Nov-03	120,943	152,535	627,317	808,993	821,665
31-Dec-03	113,374	131,007	592,111	834,271	871,676
31-Jan-04	113,177	132,818	571,951	811,711	722,191
29-Feb-04	108,579	121,598	508,268	656,148	622,911
31-Mar-04	104,590	109,122	457,848	264,894	356,552
30-Apr-04	106,133	120,260	470,563	658,153	472,097
31-May-04	108,151	127,498	496,089	815,846	402,295
30-Jun-04	97,393	114,511	440,274	744,740	494,836
31-Jul-04	114,828	305	605,786	728,193	627,697
31-Aug-04	100,844	110,963	467,291	665,539	504,015
30-Sep-04	116,412	113,462	789,122	805,270	345,138
31-Oct-04	101,005	105,781	403,881	564,665	369,340
30-Nov-04	123,854	138,169	638,403	731,207	634,420
31-Dec-04	127,079	127,963	668,070	741,737	703,323
31-Jan-05	113,048	119,350	541,523	711,347	592,142
28-Feb-05	117,001	127,504	520,256	560,599	552,905
31-Mar-05	121,346	132,200	548,264	679,617	497,038
30-Apr-05	91,147	92,113	339,014	635,359	208,067
31-May-05	120,689	138,369	598,919	817,678	503,029
30-Jun-05	115,761	147,839	577,598	753,099	491,391
31-Jul-05	122,059	144,229	580,233	715,548	504,586
31-Aug-05	125,816	139,674	605,882	787,145	499,630
30-Sep-05	116,996	128,635	541,790	731,557	233,360
31-Oct-05	123,067	130,615	545,046	824,122	416,303
30-Nov-05	98,992	96,023	428,023	674,864	386,899
31-Dec-05	106,524	92,523	518,362	635,284	262,850
31-Jan-06	82,328	75,005	368,656	495,360	216,462
28-Feb-06	79,370	61,794	335,230	430,107	155,306
31-Mar-06	106,807	83,185	412,253	540,727	332,720
30-Apr-06	116,781	109,879	508,573	615,308	485,637
31-May-06	106,071	153,573	472,716	622,447	517,782
30-Jun-06	101,866	341,109	489,134	594,605	597,478
31-Jul-06	117,785	426,573	593,573	683,358	510,129
31-Aug-06	121,025	419,536	636,163	614,740	575,563
30-Sep-06	116,021	429,202	586,284	586,284	505,711
31-Oct-06	106,135	361,825	490,844	490,844	356,838
30-Nov-06	129,039	421,927	629,295	629,295	432,047
31-Dec-06	120,197	406,779	609,496	609,496	448,557
31-Jan-07	115,628	405,498	552,860	552,860	398,963
28-Feb-07	106,359	379,732	543,672	543,672	399,083
31-Mar-07	121,293	434,435	633,404	633,404	590,185
30-Apr-07	117,081	443,363	551,992	551,992	648,009
31-May-07	132,028	519,412	730,320	730,320	781,350
30-Jun-07	116,715	502,464	688,444	688,444	704,047
31-Jul-07	123,547	521,349	709,433	709,433	527,544
31-Aug-07	124,326	521,820	694,718	694,718	474,298
30-Sep-07	121,639	438,726	718,013	718,013	476,756
31-Oct-07	128,539	440,247	704,287	704,287	632,159
30-Nov-07	120,977	424,267	734,621	732,621	491,635
31-Dec-07	123,720	421,473	718,663	718,663	480,282
31-Jan-08	114,745	387,881	668,027	668,057	502,063
29-Feb-08	109,512	414,002	618,939	618,939	555,952
31-Mar-08	123,827	480,265	772,855	772,855	632,357
30-Apr-08	116,440	505,791	775,574	775,574	700,686
31-May-08	124,446	547,428	784,413	784,413	495,525
30-Jun-08	110,391	538,602	705,324	705,324	407,632
31-Jul-08	115,934	460,627	679,443	679,443	906
31-Aug-08	121,802	398,993	880,914	875,630	155,730
30-Sep-08	104,136	375,469	631,009	611,820	227,510
31-Oct-08	112,063	463,855	745,431	731,570	223,112

P_DATE	OIL	GAS	WATER	WINJ	CO2INJ
30-Nov-08	110,016	405,169	797,901	795,015	390,673
31-Dec-08	112,767	417,755	764,085	986,364	338,364
31-Jan-09	115,818	71,887	774,872	767,762	447,054
28-Feb-09	109,750	34,686	685,868	679,548	478,502
31-Mar-09	113,412	99,905	717,151	707,393	445,912
30-Apr-09	107,615	211,182	734,857	722,773	326,615